

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 7, 2022

Leonard S. Schleifer
Chief Executive Officer
Regeneron Pharmaceuticals, Inc.
777 Old Saw Mill River Road
Tarrytown, New York 10591

  Re: Regeneron Pharmaceuticals, Inc.
    Definitive Proxy Statement on Schedule 14A
    Filed April 21, 2022
    File No. 000-19034

Dear Leonard S. Schleifer:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Sincerely,

      Division of Corporation Finance
      Disclosure Review Program